Exhibit 16.1

For Immediate Release

Press Contacts:
Charles W. Fritz	David A. Kaminer
NeoMedia Technologies, Inc.	The Kaminer Group
+(239) 337-3434	+(914) 684-1934
cfritz@neom.com	dkaminer@kamgrp.com

NeoMedia Announces Resignation of President and CEO

FORT MYERS, Fla., Dec. 12, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), a leader in market-driven technologies, today announced the resignation of Charles T. Jensen as president, CEO and a member of the Board, and that Charles W. Fritz, NeoMedia’s founder, chairman and visionary, has assumed the role of interim CEO.

In step with its revised mobile marketing strategy of targeting corporate resources on the continued enhancement and ongoing marketing and launch of its patented qode® suite of cell phone-based direct-to-mobile-web products, NeoMedia also announced a series of cost-cutting measures, including across-the-board salary reductions for the company’s senior-level executives.

Mr. Jensen, 63, joined NeoMedia at its inception in 1995 as CFO, and was named president, COO and interim CEO in June 2002, succeeding Mr. Fritz, 50. In September 2004, he was named CEO.

“No one worked harder or longer on behalf of NeoMedia than Chuck Jensen,” Mr. Fritz said. “Under his leadership, NeoMedia made its entrance into the mobile industry and expanded international marketing and sales efforts. Personally and professional, we extend our best wishes to Chuck.”

Mr. Fritz said that NeoMedia is continuing to move forward with its revised strategy, including the recent divestitures of subsidiaries Mobot and Sponge, along with the sale of its micro paint business unit.

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a diversified global company offering leading edge, technologically advanced products and solutions for companies and consumers, built upon its solid family of patented products and processes, and management experience and expertise. Its NeoMedia Mobile group of companies offers end-to-end mobile enterprise and mobile marketing solutions through its flagship qode direct-to-mobile-web technology and ground-breaking products and services from four of the leading mobile marketing providers in the U.S. and Europe. By linking consumers and companies to the interactive electronic world, NeoMedia delivers one-to-one, permission-based, personalized and profiled dialogue -- anytime and anywhere.

NeoMedia’s patented qode (www.qode.com) suite is an easy-to-use set of applications, including qode®reader and qode®window, which provide One Click to Content™ connectivity for products, print, packaging and other physical objects to link directly to specific desired content on the Mobile Internet. qode®reader works with camera phones, letting users “click” on two-dimensional “smart codes” to access the Mobile Web site to which the code is linked, while qode®window lets users reach the same destination by entering a key word, slogan, or product barcode number.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

qode is a registered trademark, and qode®reader, qode®window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.